Amendment No. 4
to pricing supplement No. 208 dated July 31, 2015
To prospectus supplement dated July 31, 2015 and prospectus dated April 27, 2016

Registration Statement No. 333-206013
Dated June 21, 2016; Rule 424(b)(3)



25,000,000
ELEMENTS[SM]
Linked to the
Morningstar® Wide Moat Focus[SM] **Total Return Index**
due October 24, 2022

- This amendment No. 4 amends the original pricing supplement dated July 31, 2015 relating to the ELEMENTS[SM] Linked to the Morningstar® Wide Moat Focus[SM] Total Return Index Exchange Traded Notes (the "**Securities**"), as amended by the amendment No. 1 dated November 30, 2015, the amendment No. 2 dated January 4, 2016 and the amendment No. 3 dated January 4, 2016. The Securities do not guarantee any return of principal at maturity and do not pay any interest during their term. Instead, you will receive a cash payment at maturity or upon repurchase by Deutsche Bank AG, London Branch ("**Deutsche Bank**") based on the performance of the Morningstar® Wide Moat Focus[SM] Total Return Index, less an investor fee. Other than the specific amendments described below, the terms of the Securities are as described in the original pricing supplement dated July 31, 2015, as amended by the three amendments described above. New issuances of the Securities were previously suspended, as described in amendment No. 1 dated November 30, 2015.

- **Methodology Changes for the Morningstar Wide Moat Focus Index**

  Effective as of June 20, 2016, Morningstar, Inc., the Index Sponsor, will implement several changes to the construction rules for the Morningstar® Wide Moat Focus[SM] Total Return Index (the "**Index**") underlying the Securities:

  - The number of target constituents included in the Index will be increased from 20 companies to at least 40 companies.

  - The Index will be divided into two subportfolios of 40 companies each. Each subportfolio will be reconstituted on a semi-annual basis with one subportfolio reconstituting in December and June and the other subportfolio reconstituting in March and September. Because the subportfolios reconstitute at different times, their constituents may vary at a given point of time and the overall number of index constituents will vary between 40 and 80. In addition, a subportfolio can hold less than 40 companies if there is a shortfall in the number of securities that meet the selection and eligibility criteria, and can hold more or fewer than 40 companies if securities are added or removed as a result of corporate actions after reconstitution. Although the relative weightings of the two subportfolios in the Index may drift apart over time, depending on the performance of each subportfolio's constituents, they are reset to equal weight at the time of the June and December subportfolio reconstitutions.

  - The Index will implement a turnover buffer at the time of each reconstitution. If the number of target constituents is 40, existing Index constituents that rank within the top 60 (or 150% of the target number) of eligible constituents included in the Index universe will be given preference over any new additions.

  - The index will also implement sector caps. Exposure of the Index to any given economic sector will be capped at the higher of 40% or the exposure of the Morningstar® US Market Index[SM] (the "**Benchmark**") to such sector plus 10%.

- We describe the Securities in the original pricing supplement (as amended), prospectus supplement and prospectus filed with the Securities and Exchange Commission, or SEC. When you read the original pricing supplement (as amended) and the accompanying prospectus supplement, please note that all references in such supplements to the prospectus dated July 31, 2015, or to any sections therein, should refer instead to the accompanying prospectus dated April 27, 2016 or the corresponding sections of such prospectus, as applicable, unless otherwise specified or the context otherwise requires. You may access the amendment No. 1, the amendment No. 2, the amendment No. 3, the original pricing supplement and the related prospectus supplement and prospectus on the SEC website:

  - Original pricing supplement dated July 31, 2015:
    http://www.sec.gov/Archives/edgar/data/1159508/000095010315006071/crt_dp58084-424b3.pdf
  - Amendment No. 1 dated November 30, 2015:
    http://www.sec.gov/Archives/edgar/data/1159508/000095010315009187/dp61525_424b3-etn1.htm
  - Amendment No. 2 dated January 4, 2016:
    http://www.sec.gov/Archives/edgar/data/1159508/000095010316009889/dp62227_424b3-etna2.htm
  - Amendment No. 3 dated January 4, 2016:
    https://www.sec.gov/Archives/edgar/data/1159508/000095010316009943/dp62229_424b3-mwmetna3.htm
  - Prospectus supplement dated July 31, 2015:
    http://www.sec.gov/Archives/edgar/data/1159508/000095010315006048/crt-dp58161_424b2.pdf
  - Prospectus dated April 27, 2016:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312516559607/d181910d424b21.pdf

  Terms used but not defined herein have the meanings given to such terms in the original pricing supplement.

- Stated Principal Amount: $10 per security
- CUSIP Number: 25153Q 70 8

Investing in the Securities involves a number of risks. See "Risk Factors" beginning on page PS-12 of the original pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this amendment No. 4 to the original pricing supplement, amendment No. 1, amendment No. 2 or amendment No. 3 to the original pricing supplement, the original pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The agent for this offering, Deutsche Bank Securities Inc., is our affiliate. Please see "Supplemental Plan of Distribution (Conflicts of Interest)" in the original pricing supplement for more information.

The Securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

Deutsche Bank Securities

June 21, 2016